Exhibit 5.01

53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Boston	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
April 14, 2004	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
Allied Waste Industries, Inc.	Los Angeles	Silicon Valley
15880 N. Greenway-Hayden Loop	Milan	Singapore
Suite 100	Moscow	Tokyo
Scottsdale, Arizona 85260		Washington, D.C.
File No. 024896-0028

     Re: Allied Waste Industries, Inc.

Ladies and Gentlemen:

     In connection with the sale by Allied Waste Industries, Inc., a Delaware corporation (the “Company”), of $200.0 million in aggregate principal amount of its 41/4% Senior Subordinated Convertible Debentures due 2034 (the "Debentures”), pursuant to a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2002 (File No. 333-101607), as amended at the time it was declared effective by the Commission (the “Registration Statement”), a prospectus contained therein, dated December 31, 2002, as supplemented by a prospectus supplement, dated April 7, 2004, filed with the Commission pursuant to Rule 424(b) under the Act (together, the "Prospectus”) and an underwriting agreement, dated April 7, 2004 (the "Underwriting Agreement”), between the Company and the underwriters party thereto (the “Underwriters”), you have requested our opinion with respect to the matters set forth below. The Debentures will be issued pursuant to an indenture (the “Indenture”), dated April 20, 2004, among the Company and U.S. Bank National Association, as trustee (the “Trustee”).

     In our capacity as your special counsel in connection with the sale of the Debentures, we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization and issuance of the Debentures. In addition, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and instruments, as we have deemed necessary or appropriate for purposes of this opinion. We have examined, among other things, the Underwriting Agreement, the Indenture, the Registration Statement, the Prospectus and reports filed by the Company with the Commission and incorporated in the Prospectus by reference.

     In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies.

April 14, 2004

     We are opining herein as to the effect on the subject transaction only of the federal laws of the United States, the internal laws of the State of New York and the General Corporation Law of the State of Delaware, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

     Subject to the foregoing and the other matters set forth herein, it is our opinion that as of the date hereof, the Notes have been duly authorized by all necessary corporate action of the Company and, when executed, issued and authenticated in accordance with the terms of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be the legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

     The opinion rendered above relating to the enforceability of the Notes is subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors, (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or law, and the discretion of the court before which any proceeding therefor may be brought and (iii) we express no opinion concerning the enforceability of the waiver of rights or defenses contained in Section 7.15 of the Indenture.

     To the extent that the obligations of the Company under the Indenture may be dependent upon such matters, we have assumed for purposes of this opinion that (i) the Trustee (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (b) has the requisite organizational and legal power and authority to perform its obligations under the Indenture; (c) is duly qualified to engage in the activities contemplated by the Indenture; and (d) has duly authorized, executed and delivered the Indenture; (ii) with respect to the Trustee, the Indenture constitutes its legally valid and binding agreement, enforceable against it in accordance with its terms; and (iii) the Trustee is in compliance, generally and with respect to acting as Trustee under the Indenture, with all applicable laws and regulations.

     We consent to your filing this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed with the Commission on April 14, 2004, and to the reference to our firm contained under the heading “Legal Matters” in the Prospectus.

Very truly yours,

/s/ Latham & Watkins LLP